FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 2, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA S.A. (PESA)

PETROBRAS ENERGÍA PARTICIPACIONES S.A. (PEPSA)

CORPORATE REORGANIZATION OF PESA AND PEPSA

 Buenos Aires, September 2, 2008. Petrobras Energía S.A. (Buenos Aires: PESA) and Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE) announce that their Board of Directors approved at the meetings held on the date hereof, a preliminary merger agreement between both companies, whereby Petrobras Energía Participaciones S.A. (PEPSA) (absorbed company) will merge into Petrobras Energía S.A. (PESA) (absorbing company), with PESA being the surviving entity. The reorganization will be effective on January 1, 2009. This transaction will simplify the corporate structure of PESA and PEPSA, with the consequent cost savings.

The exchange ratio was set at 1 Class B common share of PEPSA of a par value of P$1 and entitled to one vote for each 0.359015136 Class B common share of PESA of a par value of P$1 and entitled to one vote.

As a result of the above referenced exchange ratio, PESA’s capital stock will increase by P$765,435,847, through the issue of the same number of Class B common shares, which will be fully admitted to the public offering regime in Argentina. Once the above mentioned increase is effective, the 765,435,847 Class B book-entry common shares of PESA representing PEPSA’s main asset will be cancelled, respecting the principle of equality among shareholders.

As a final step in the reorganization process, PESA will apply for listing the shares constituting its capital stock on the New York Stock Exchange (in the form of ADRs), under the same conditions to which PEPSA’s shares are subject at present.

The proposed corporate reorganization is subject to approval by the respective Shareholders’ Meetings and to the necessary regulatory approvals and filings.

The Board of Directors of PESA and PEPSA received independent opinions from Deloitte & Touche Corporate Finance S.A. and Price Waterhouse & Co. Asesores de Empresas S.R.L. After consideration of those opinions, the Audit Committees of PESA and PEPSA reviewed the terms and conditions of the transaction and rendered a favorable opinion.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 02/09/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney